SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of JANUARY, 2004
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

    Indosat Fully Repaid its US$ 115 million Debt
                 to BNI and BCA
      Received Awards for Financing Activities

Jakarta, 20 January 2004, PT Indosat Tbk (Indosat or
Company) today announced that it fully repaid its debts to BNI amounting to US$ 75 million on 16 January 2004 to BCA amounting to US$ 40 million on 8 January 2004, respectively. The repayments were parts of Indosat financial restructuring program which was conducted since
2003. Funds for the repayment were derived from the issuance of US$ 300 million bond conducted last
November 2003.

The repayments of BNI and BCA US$ Debts were conducted in accordance to the predetermined plan based on the agreement with the respective banks, explained Nicholas Tan, Indosats Finance Director, following the repayments, Indosat long term debts will mainly comprise of Rupiah Bonds amounting to Rp 4.75 trillion, US$ Bonds amounting to US$ 300 million and Syndicated Rupiah Bond amounting to Rp 2 trillion which was a satisfying composition to all parties, added Nicholas.

On a separate occasion, Indosat had also received several awards from Asia Money, Asias leading financial capital markets monthly magazine, namely the Best Restructuring
Deal for Indosat financial restructuring initiated in 2003, Best Sub-Investment Grade Bond for the US$ 300 million
Bonds and Best Local Currency Bond for the issuance of Indosat Bond III amounting to Rp 2.5 trillion.

Commenting on the awards, Widya Purnama, President
Director of Indosat stated, We thanks for the attention and appreciation given by the financial community and media to our hard work. Our hope was none other than to be able to deliver a better performance in the future.

Widya Purnama represented Indosat to receive the awards in The Asia Money Annual Review 2004 held on last 13 January
2004 with other recipients of other awards.

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication and multimedia, data communication
& internet (MIDI). Until the third quarter 2003, cellular business contributed 60% of Companys operating revenues, IDD (24%) and MIDI & others (16%). Indosats shares are listed in the Jakarta and Surabaya Stock Exchange
(JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

In November 2003, following the approval from the shareholders, creditors and regulators, the legal merger of Indosat with Satelindo and IM3, the second and fourth
GSM operator in Indonesia is finalized. As the surviving entity, Indosat will continue the entire business of Satelindo and IM3.


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com








Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.
The Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: January 20, 2004 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President